UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Navitas Semiconductor Corp. (f/k/a Live Oak Acquisition Corp. II)
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

53804W106
(CUSIP Number)

October 19, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 53804W106

1
Names of Reporting Persons

Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
SEC Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  5,292,892

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  5,292,892

9
Aggregate Amount Beneficially Owned by Each Reporting Person

5,292,892

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

4.2%

12
Type of Reporting Person (See Instructions)

IA, PN



CUSIP No. 53804W106

1
Names of Reporting Persons

ACM ASOF VII (Cayman) Holdco LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
SEC Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  3,000,000

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  3,000,000

9
Aggregate Amount Beneficially Owned by Each Reporting Person

3,000,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

2.4%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No. 53804W106

1
Names of Reporting Persons

Atalaya Special Purpose Investment Fund LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
SEC Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  484,539

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  484,539

9
Aggregate Amount Beneficially Owned by Each Reporting Person

484,539

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.4%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No. 53804W106

1
Names of Reporting Persons

Corbin Opportunity Fund, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
SEC Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  602,739

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  602,739

9
Aggregate Amount Beneficially Owned by Each Reporting Person

602,739

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.5%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No. 53804W106

1
Names of Reporting Persons

Corbin ERISA Opportunity Fund, Ltd.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
SEC Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  1,205,614

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,205,614

9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,205,614

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.0%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No. 53804W106

1
Names of Reporting Persons

Corbin Capital Partners Group, LLC

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
SEC Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  1,808,353

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,808,353

9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,808,353

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.4%

12
Type of Reporting Person (See Instructions)

OO



CUSIP No. 53804W106

1
Names of Reporting Persons

Corbin Capital Partners, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
SEC Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
Sole Voting Power


  0

6
  Shared Voting Power


  1,808,353

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,808,353

9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,808,353

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.4%

12
Type of Reporting Person (See Instructions)

IA, PN




Explanatory Note

This Amendment No. 2 (the Amendment) amends, in its entirety, the statement on Schedule 13G originally filed by the Reporting Persons (as identified in Item 2 below) on December 14, 2020, as amended (the Schedule 13G). On
October 19, 2021, the Issuer identified in Item 1 below completed a business combination resulting in the issuance of an aggregate of approximately 126,325,000 shares of common stock, par value $0.0001 per share. As a result, this Amendment is being filed to disclose that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding shares of the Common Stock of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.

Item 1(a).	Name of Issuer:

         Navitas Semiconductor Corporation
	(f/k/a Live Oak Acquisition Corp. II, the Issuer)

Item 1(b).	Address of Issuers Principal Executive Offices:

        22 Fitzwilliam Square, Dublin, Ireland, D02 FH68

Item 2(a).	Name of Person Filing:

        This Statement is filed on behalf of the following persons (collectively, the Reporting Persons):

i.	Atalaya Capital Management LP (ACM);
ii.	ACM ASOF VII (Cayman) Holdco LP (ASOF);
iii.	Atalaya Special Purpose Investment Fund LP (ASPIF);
iv.	Corbin Opportunity Fund, L.P. (COF);
v.	Corbin ERISA Opportunity Fund, Ltd. (CEOF);
vi.	Corbin Capital Partners Group, LLC (CCPG); and
vii.	Corbin Capital Partners, L.P. (CCP).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

       The address of the principal business office of each of ACM, ASOF, and ASPIF is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of CEOF, CCPG, CCP, and COF is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2(c).	Citizenship:

      Each of ACM, ASPIF, CEOF, CCP, and COF is a Delaware limited partnership. CCPG is a Delaware limited liability company. ASOF is organized under the laws of the Cayman Islands.

Item 2(d).	Title and Class of Securities:

		Class A common stock, par value $0.0001 per share (the Shares)

Item 2(e).	CUSIP Number:

		53804W106

Item 3. 	If This Statement is Filed Pursuant to 240.13d-1(b) or 240.13d-2(b)
or (c), Check Whether the Person Filing is a:

       This Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

		As of the date hereof, ACM may be deemed the beneficial owner of 5,292,892 Shares, which amount includes the (i) 3,000,000 Shares beneficially owned by ASOF, (ii) 484,539 Shares beneficially owned by ASPIF, including
73,333 Shares underlying warrants, (iii) 1,205,614 Shares beneficially owned by CEOF, including 317,777 Shares underlying warrants, and (iv) 602,739 Shares beneficially owned by COF, including 158,889 Shares underlying warrants. Each of CCPG and CCP may be deemed the beneficial owner of 1,808,353 Shares, which amount includes the (i) 1,205,614 Shares and Shares underlying warrants beneficially owned by CEOF and (ii) 602,739 Shares and Shares underlying warrants beneficially owned by COF.

Item 4(b).	Percent of Class:

       As of the date hereof, ACM may be deemed the beneficial owner of approximately 4.2% of Shares outstanding, which amount includes (i) 2.4% of Shares outstanding beneficially owned by ASOF, (ii) 0.4% of Shares outstanding beneficially owned by ASPIF, (iii) 1.0% of Shares outstanding beneficially owned by CEOF and (iv) 0.5% of Shares outstanding beneficially owned by COF. Each of CCPG and CCP may be deemed the beneficial owner of 1.4% of Shares outstanding. These percentages are based on 126,874,999 Shares outstanding, which includes (i) the 126,325,000 Shares outstanding as reported under the maximum redemption scenario in the Issuers Amendment No. 4 to its Registration Statement on Form S-4 filed on September 16, 2021 and (ii) the Shares underlying the warrants held of record by the Reporting Persons.

Item 4(c).	Number of shares as to which such person has:

ACM:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 5,292,892
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 5,292,892

ASOF:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 3,000,000
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)    Shared power to dispose or to direct the disposition of: 3,000,000

ASPIF:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 484,539
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)    Shared power to dispose or to direct the disposition of: 484,539

CEOF:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,205,614
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,205,614

COF:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 602,739
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 602,739

CCPG:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,808,353
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,808,353

CCP:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,808,353
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,808,353

	The Shares are directly held by ASOF, ASPIF, CEOF, and COF (the Direct Holders). As ASPIF and ASOFs investment manager, ACM has the power to vote and direct the disposition of all Shares held by ASPIF and ASOF. As CEOF and COFs investment manager, CCP has the power to vote and direct the disposition of all Shares held by CEOF and COF. This report shall not be deemed an admission that ACM, CCPG, CCP, the Direct Holders or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 5.		Ownership of Five Percent or Less of a Class.

		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

Item 6.		Ownership of more than Five Percent on Behalf of Another Person.

		This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

		This Item 7 is not applicable.

Item 8.		Identification and classification of members of the group.

   	ACM, ASOF, ASPIF, CEOF, COF, CCPG, and CCP may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 5,292,892 Shares. COF, CEOF, CCPG, and CCP disclaim beneficial ownership over the Shares held directly by ASOF and ASPIF. ASOF, ASPIF, and ACM disclaim beneficial ownership over the Shares held directly by CEOF and COF.

Item 9.		Notice of Dissolution of Group.

		This Item 9 is not applicable.

Item 10.	Certifications.

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2021


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM ASOF VII (Cayman) Holdco LP

By: Atalaya Capital Management LP, its investment manager
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Special Purpose Investment Fund LP

By: Atalaya Capital Management LP, its investment manager
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners Group, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


EXHIBIT INDEX

Ex. No.     Description

99          Joint Filing Agreement



     JOINT FILING AGREEMENT

	The undersigned hereby agree that the statement on Schedule 13G with respect to shares of Class A common stock of Navitas Semiconductor Corporation, filed October 22, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.



Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM ASOF VII (Cayman) Holdco LP

By: Atalaya Capital Management LP, its investment manager
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Special Purpose Investment Fund LP

By: Atalaya Capital Management LP, its investment manager
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners Group, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


October 22, 2021